Mail Stop 3-8


											April 11,
2005

By Facsimile and U.S. Mail

Mr. Lawrence H. Hayward
Chairman of the Board, President and Chief Executive Officer and
Director
Leslie`s Poolmart, Inc.
3925 E. Broadway Road, Suite 100
Phoenix, Arizona 85040

		RE:	Leslie`s Poolmart, Inc.
			Form 10-K for the fiscal year ended October 2, 2004
			Filed December 15, 2004
			File No. 0-18741
			Form 10-Q for the period ended January 1, 2005

Dear Mr. Hayward:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 2, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Fiscal Year 2004 Compared to Fiscal Year 2003, page 12

1. In future filings, where you describe two or more business reasons
that contributed to a material change in a financial statement line
item between periods, please quantify the extent to which each change
contributed to the overall change in that line item, if practical. For example, where you provide a list of the contributing factors to your decrease in operating expenses when comparing fiscal year
2004
to fiscal year 2003, quantification of individual impacts should be provided. See Item 303(A) of Regulation S-K and Financial Reporting
Codification 501.04.

2. In future filings, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that gross margin increased in fiscal year 2004 as compared to fiscal year
2003 due to improved distribution expenses. You should elaborate to explain why distribution expenses improved. See SEC Release No. 33-
8350.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 16

3. In future filings, please revise your contractual obligations table to include estimated interest payments on your debt and preferred stock dividend payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to an understanding of your cash requirements. See Section
IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

4. Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. If you have determined that your retail store operations do not represent a separate operating segment from your residential and commercial catalog operations, please support for us in detail this determination. Also tell us your basis for aggregating any identified operating segments, including how you meet all of the aggregation criteria in paragraph 17 of SFAS 131. Notwithstanding the preceding, please provide in future filings the disclosures required by paragraph 26 of SFAS 131.

5. Based on your Item 1 disclosures, we understand that you sell
several types of products and services.   In future filings,
please
provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable:
o Pool chemicals
o Major equipment
o Cleaning and testing equipment
o Pool covers
o Reels
o Liners
o Above-ground pools
o Recreational items
o Service department revenues
If you believe that other product or service categories are more appropriate, please advise.

Note 2. Summary of Significant Accounting Policies

Property, Plant and Equipment, page 27

6. We note, based on your disclosures on page 7, that most of your lease terms are 5 years. We also note that leasehold improvements are amortized over 5-10 years. Please clarify your disclosure in future filings regarding the methodology for amortizing leasehold improvements to indicate how renewal options in the leases are considered in determining the depreciable life of the improvements.
Show us supplementally what the revised disclosure will look like.

Cost of Sales, page 28

7. Please disclose in future filings and tell us supplementally the amount of cooperative advertising payments received in each period presented. Please also revise your MD&A to discuss any material changes in the amount of vendor consideration (including purchase volume rebates, cooperative advertising, etc.) received each period.

Shipping and Handling Costs, page 28

8. We note that you record amounts paid to you by customers for shipping and handling costs as a reduction in cost of sales. As required by EITF 00-10, please revise your future filings to classify amounts paid to you by customers for shipping and handling costs as revenue.

Note 4. Property, Plant and Equipment, page 30

9. Please supplementally explain and clarify future disclosures to indicate what "addresses" refers to in the "buildings and addresses" line item of the table.

Note 7.  Leases, page 32

10. In disclosing rental expense under operating leases, please provide separate amounts, if material, for minimum rentals and contingent rentals. Provide amounts for each period for which a statement of income is presented. See paragraph 16 of SFAS 13.

Note 13. Stock Based Compensation Expense, page 36

11. We note that you use the intrinsic value method under APB 25 to
value employee stock based compensation.   Since quoted market
prices
of your common stock are not available, please disclose in future filings how you determine the fair value of your stock on each measurement date for purposes of determining the intrinsic value of options granted. We are particularly interested to understand how you determined the fair value of the 190,200 stock options granted during fiscal 2004 at a weighted average exercise price of $5.80. It appears that you determined an intrinsic value of zero for these options. Yet we note that in January 2005, four months after year-
end fiscal 2004, holders of your common stock received $15 per common
share in connection with your recapitalization.   Please support
for
us in detail your determination that the options granted in fiscal 2004 had no intrinsic value, thus requiring no stock based
compensation expense.   We may have further comment.

12. Please confirm to us that you are accounting for as variable the
198,500 options that were re-priced in February 2001. Refer to paragraph 38 of FIN 44. Also revise your disclosures in future filings to indicate how you are accounting for the re-priced options and the resulting impact on your statements of income for each period presented. Show us supplementally how the revised disclosure would read for the historical periods presented.

Item 9a. Controls and Procedures, page 38

13. In future filings, please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See
Item 308(c) of Regulation S-K.

Exhibit 31.1

14. Please revise your certifications to read exactly as set forth in
Item 601 of Regulation S-K. Please similarly amend your Form 10-Q for the period ending January 1, 2005. Please ensure you file the entire Forms 10-K and 10-Q in the amended documents, and not just the amended certifications.

Form 10-Q for the period ended January 1, 2005

Notes to Financial Statements

Note 7. Subsequent Events, page 5

15. Please tell us how you accounted for your January 25, 2005 recapitalization, including the basis in GAAP for your accounting. Ensure your response is clear in terms of whether the recapitalization resulted in any step-up in value of your assets and liabilities and why or why not.

Item 4.  Controls and Procedures

16. We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures based on an evaluation that was performed "during the last 90 days."
However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period
covered by the report."    Please revise your disclosure
accordingly
in the amended Form 10-Q filing.

17. You state that your certifying officers evaluated the effectiveness of your disclosure controls and procedures.
However,
your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information related to the Company that is required to be included in [your] periodic SEC filings. Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange
Act Rule 13a-15(e). Such revision should be included in your amended
Form 10-Q filing.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 824-5549.
In
his absence, direct your questions to Robyn Manuel at (202) 942-
7786.
Any other questions may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


??

??

??

??

Mr. Lawrence H. Hayward
Chairman of the Board, President and Chief Executive Officer and
Director
Leslie's Poolmart, Inc.
April 11, 2005
Page 1